Correspondence Filing Via EDGAR

October 6, 2011

Ms. Sally Samuel

Senior Counsel, Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

RE:         Integrity Life Insurance Company (“Integrity”)

Response to SEC comments on Initial Registration Statement on N-4

File Numbers 333-175480 and 811-04844

National Integrity Life Insurance Company (“National Integrity” and collectively with Integrity “Company”)

Response to SEC comments on Initial Registration Statement on N-4

File Numbers 333-175481 and 811-04846

Dear Ms. Samuel:

This letter is in response to the comments of the Securities and Exchange Commission (Commission) staff (Staff) dated September 9, 2011 on the above-referenced registration statements.  These registration statements were filed in connection with a request for no-action relief initially submitted June 28, 2011 by Integrity, National Integrity and Western-Southern Life Assurance Company (WSLAC), revised most recently on October 3, 2011, related to the consolidation by each insurance company of its two separate accounts.  The sole reason for this consolidation is to increase efficiency of the annual audit of the separate accounts, thereby reducing expenses.  The Company’s response to the Staff’s comments is stated below, with each response numbered according to the comment provided.

1.     General

a.     The Company will revise the Pinnacle prospectus and SAI to clearly set forth the features and terms of each prior version of the Pinnacle product line and the various optional benefits offered (by dates during which the version and optional benefits were sold), and to use the same name for each prior version that was initially used.   This registration statement will cover Pinnacle IV and all prior versions.  This prospectus will be delivered to all existing owners of these contracts.  The Company will also obtain class codes for each separate contract.

b.     The Company will file a new registration statement containing the one contract (the Select Ten Plus”) that was previously stacked into the Integrity Pinnacle registration statement and subsequently “Great-Wested.”  Please note that the Select 10 Plus was not a “prior version” of the Pinnacle, but was stacked in the registration statement in accordance the Staff guidance provided in the Industry Comment Letter dated November 3, 1995.  The Company has not “Great-Wested” any prior version of the Pinnacle contract.

c.     The Company will file a new registration statement (including prospectus and SAI) disclosing only the features and terms of the Pinnacle V contract that the Company is currently offering.

d.     The Separate Account financials will be filed in accordance with Articles 3-5 and 11 of Regulation S-X, including 11-02(b).

e.     The Company will provide the definition of each defined term in the prospectus at the time of its first use and use the complete name before using any acronym for the first time, regardless of whether these terms and acronyms appear in the glossary.

2.     Cover Page

a.     The Company will revise the cover page to include all information required by Item 1 of Form N-4,

including the disclosure required by Rule 481(b)(1) on the first page.

b.     The Company will revise the first paragraph of page 2 of the cover to state that the prospectus covers versions of the Pinnacle contract sold during the time periods indicated and will include the name of each version of the contract as originally sold.

c.     The Company will correct the file number referenced in the fourth paragraph of Page 2.  With regard to your supplemental question, the purpose of the disclosure in the sixth paragraph is to put the purchaser on notice that similar variable annuities are sold by the company at lower prices.

3.     Fees and Expenses

a.     The Company will include the fees and expenses of each prior version of the Pinnacle in this section.

b.     The Company will identify the value against which each charge is based in the caption, rather than in the footnote.

c.     The Company cannot say that the mortality and expense charge is assessed again Account Value because it is not.  It is assessed only against the portion of the contract owner’s Account Value that is invested in the variable account options (subaccounts).

d.     The Company would prefer not to delete the parenthetical after the “Optional Enhanced Earnings Benefit Charge” caption because the charge for the Enhanced Earnings Benefit varies by the age of the annuitant.  Instead of deleting the “maximum charge” parenthetical after the “Optional Enhanced Earnings Benefit Charge,” the Company would prefer to change the parenthetical to “(charge for Annuitants age 70-79).”  The Company wishes to indicate that it is presenting the charge for the oldest annuitant, which is the highest charge a person may pay for this benefit; however, a person may pay less if he or she purchases the contract at a younger age, as indicated in the footnote.  The table in the body of the page presents the maximum and current charges for benefits where the Company may increase the cost after the contract is issued, such as in the Guaranteed Lifetime Withdrawal Benefit (“GLWB”) rider.  In contrast, the Enhanced Earnings Benefit rider carries the same maximum and current charge and the Company cannot raise the charge of the benefit after the contract is issued.

e.     The Company will define Payment Base in the Glossary.

f.      The Company cannot add the charge for the “Optional Enhanced Earnings Benefit” rider to the “Highest Possible Total Separate Account Annual Expenses,” because the Company does not allow the election of both the Enhanced Earnings Benefit and the GLWB riders.  This information is disclosed in footnote 9 and also in the GLWB section titled “Additional Restrictions” on pages 45-46 of the prospectus.  With regard to the calculation of the highest possible charge not being calculated on the same value as its individual components, the Company will disclose in a footnote the assumptions it is making with respect to the total charges shown.

g.     With respect to the “Total Annual Portfolio Expenses” Table, the Company will remove the table and show only the gross minimum and maximum total annual portfolio expenses in the prospectus as required by Item 3 of Form N-4

4.     Examples

The Company will revise the tables so that the first example illustrates the most expensive version of the contract that can be purchased, including the most expensive optional rider(s) that may be purchased together and maximum portfolio charges.  Please note that this is the way the Company had previously presented its expense examples, putting the higher cost example first.  The Company reversed the order of the examples after it received a comment from the Staff in 2010 to reverse the order and put the cost example (without optional riders) first; the rationale given was that the base example was required under Form N-4.

5.     Your Rights and Benefits, page 12

a.     The Company will delete the sentence that states “Your rights are subject to the rules and significant limitations stated in your contract.”

b.     The Company will revise the last sentence in this section as requested.

6.     Separate Account 1 and Variable Account Options, page 13

a.     The Company will add the disclosure required by Item 5(b)(ii)(C) that the obligations under the variable annuity contracts are obligations of the depositor.

b.     The Company will revise the last two sentences of the third paragraph to clarify that it may only withdraw earned fees and charges.  The company has no seed money in the Separate Account.  The Company cannot state that it will only withdraw earned fees and charges to the extent the amounts in the Separate Account exceed the liabilities of the Separate Account because one of the liabilities of the Separate Account would be to the Company for the fees and charges.

c.     The Company will combine the last sentence regarding the right to add, substitute or close variable account options to the section entitled “Changes in How We Operate.”

7.     Changes in How We Operate, page 14

The Company will clarify that the right to restrict or eliminate voting rights may only arise if there is a change in current SEC rules.

8.     Static Asset Allocation Models, page 24

The Company will remove this section.

9.     The Fixed Accounts, page 24

The Company will spell out GRO and STO.

10.  Guaranteed Rate Option, page 24

The Company cannot make the clarification requested as it is not correct.  The Company may offer different GROs at the time of renewal of a GRO, not just for new contributions.  The Company will review the disclosure to ensure that this is clear.

11.  Withdrawal Charge, page 27

The Company will revise the last paragraph to clarify that the limitation is imposed by the company, not the Internal Revenue Code.

12.  Hardship Waiver, page 28

The Company will add the requested information.

13.  Transfers, page 31

The Company will delete the repeated words at the end of the last sentence of the sixth paragraph.

14.  Excessive Trading, pages 31-32

The Company will add a disclosure concerning the agreements required by Rule 22c-2.

15.  Assignment, page 34

The Company will specify when assignments are allowed.

16.  Death Benefit Paid on Death of Annuitant, pages 34-35

a.     There are two situations when the death of a party to the contract will trigger payment under the contract and at either of those times, a death claim must be filed. (1) When the owner dies, the owner’s beneficiary must receive a payout of the surrender value under §72 of the Internal Revenue Code.  (2) When the Annuitant dies, the death benefit under the contract will be paid. The death benefit is either the account value or higher.  A “death claim” is a claim filed for payment of either the surrender value (on owner’s death) or the death benefit (on annuitant’s death).

b.     The Company will remove the reference on Page 12.

17.  Enhanced Spousal Continuation, page 37

The death benefit paid on the death of the annuitant will never be less than the account value.

18.  Bonus, page 41

The bonus is only added if no withdrawals are taken.  The disclosure currently states: “If you do not take withdrawals in a Contract Year, we will apply the Bonus on the last day of the Contract Year.”  The Company will add:  “If a withdrawal is taken during the Contract Year, no Bonus will be applied.”

19.  Separate Account Voting Rights, page 48

The Company will eliminate this section.

20.  Part 10, page 54

The prior contracts section will be eliminated.

21.  National Integrity (New York) version only

a.     Page 12 - The discretionary group contracts have all of the same provisions as the individual contracts.  They are not true group contracts and were filed as discretionary group contracts in New York under insurance department guidance that has since been withdrawn.

b.     Page 27 — The Company will clarify when STO to GRO transfers are allowed.

c.     Page 29 — The third sentence will be revised and substantially gainful activity will be described.

22.  All financial statement and exhibits required will be included in a pre-effective amendment to the registration statement.

Additionally, as we have discussed, WSLAC will file a new registration statement to move the WSLAC Advisor variable annuity (currently File No. 033-79906 in WSLAC separate account 2) to WSLAC separate account 1.

Integrity, National Integrity and WSLAC believe that these responses provide the Staff with the information needed to make a decision on our pending request for no-action relief for the consolidation of each insurance company’s separate accounts.  As you know, the need to redraft and refile the two registration statements referenced above, as well as the additional four registration statements (prior versions of Pinnacles for Integrity and National Integrity, Select 10 Plus for Integrity and the Touchstone Advisor for WSLAC), is contingent on obtaining the no-action relief and moving forward with the consolidation.  Substantial effort and expense are involved in completing these filings, not only for us, but for the Staff.  Thus, before we proceed with multiple additional filings, we seek reasonable assurance from the Staff that the no-action letter will be provided in response to our request in the form of the most recent draft provided October 3, 2011, without further undertakings.  In reliance on the commitments in this letter, we respectfully request the Staff to advise us of its position with regard to the no-action relief at its earliest possible convenience.

In connection with the foregoing registrant and depositor acknowledge that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings; (ii) the registrant and depositor are responsible for the adequacy and accuracy of the disclosure in the filings; the Staff’s comments, the registrant’s and depositor’s changes to the disclosures in response to the Staff’s comments or the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the registrant and depositor from this responsibility; and (iii) the registrant and depositor may not assert this action or the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any questions, please do not hesitate to call me at 513-629-1854.

Sincerely,
\s\ Rhonda S. Malone
Counsel – Securities
Western & Southern Financial Group

Copy:	Michelle Roberts, Esq. via electronic mail
Michael Berenson, Esq. via electronic mail